DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

07023039

RECEIVED

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

April 27, 2007

SUPPL

<u>VIA FEDERAL EXPRESS</u>

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 26 April 2007 – Option Reports First Quarter 2007 Results (**<u>Exhibit 1</u>**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

1493417

EXHIBIT 1

OPTION REPORTS FIRST QUARTER 2007 RESULTS

Leuven, Belgium – April 26th, 2007 - Option N.V. (EURONEXT Brussels: OPTI; OTC: OPNVY), the wireless technology company, today announced its results for the first quarter ended March 31, 2007. The financial information reported in this release is presented in Euro and has been prepared in accordance with the recognition and measurement criteria of IFRS as adopted by the European Union (IFRSs). The accounting policies and methods of computation followed in the attached financial statements are the same as those followed in the most recent annual financial statements.

Highlights of first quarter 2007:

- Revenues of EUR 69.1 million for the first quarter of fiscal year 2007, an increase of 18.5% compared to the revenues of EUR 58.3 million realized in the first quarter of 2006.
- Gross margin for the first quarter of 2007 was 33.6% on revenues and amounted to EUR 23.2 million, compared with gross margin of 38.5% or EUR 22.4 million for the first quarter of 2006. The gross profit increased by 3.5%. Excluding expenses related to the ramp-up of the production capacity, the gross margin would have reached 34.3%.
- The quarterly EBIT increased to EUR 8.3 million or 12.0% on revenues compared with EUR 8.1 million or 14.0% during the corresponding period in 2006, an increase of 2.2%.
- Net profit for the first quarter of fiscal year 2007 amounted to EUR 8.1 million, or EUR 0.20 per basic share and EUR 0.20 per diluted share. This means an increase of 7.2% compared with a net profit of EUR 7.6 million, or EUR 0.18 per basic share and EUR 0.18 per diluted share in Q1 2006[1].

Consolidated Performance

For the 3 month period ended 31 March Million EUR (except per share figures)	2007	2006
Revenues	69.1	58.3
Gross profit	23.2	22.4
Operating expenses	(14.9)	(14.3)
EBIT	8.3	8.1
Net profit	8.1	7.6
Weighted average number of ordinary shares	41 249 296	41 249 296
Earnings per share after the stock split (EUR)	0.20	0.18

[1] On April 24th, 2006, the company executed a four for one stock split. For reporting purpose the transaction was applied retroactively.

Non financial highlights of the first quarter included

Customer announcements

- Rogers Wireless offers Canadian mobile users fastest access to the Internet with Option's GT MAX "7.2 Ready" data card

- Telenet Solutions launches HSDPA Data Card with GlobeTrotter Unlimited Connection from Option

- Sharp embeds Option's new wireless module, the GTM 478, a compact module with a board-to-board connector making it the ideal module for embedding into small mobile devices such as PDA's and mobile multimedia devices

- Wataniya Telecom revolutionises residential Internet Service Provisioning with Option's HSDPA GlobeSurfer® wireless router

- Option to Supply Fujitsu Siemens Computers with HSDPA 3.6 Mbps embedded wireless module

- Option wins eMobile Business in Japan

Product and technology announcements

- Option ships three millionth 3G device

- Major network solution providers showcase Option products at CTIA WIRELESS 2007

- Option implements HSUPA across its product portfolio at 3GSM World Congress including: GlobeTrotter EXPRESS HSUPA, GlobeTrotter GT MAX HSUPA, GTM380 embedded wireless module, GlobeSurfer® ICON HSUPA

- Option announces HSDPA 7.2 products: GlobeTrotter EXPRESS 7.2, GlobeSurfer® ICON 7.2 and GlobeSurfer® II 7.2

- Option highlights segmented connectivity software offerings: GlobeTrotter Connect, GlobeTrotter Mobility Manager and GlobeTrotter Unlimited Connection.

- Option broadband wireless portfolio ready for Windows Vista 32 and Vista 64

Corporate announcement

- ABI Research confirms Option's growing global leadership in the cellular modem market

- Patrick Hofkens strengthens Option's Executive Management Team as Vice President Strategic Alliances & General Counsel

Commenting on the results, Jan Callewaert, CEO of Option said

"First quarter revenues of EUR 69.1 million, up 18.5 % on 2006, were in line with our expectations. Our continuing focus on profitable growth saw net profit increase 7.2 % to EUR 8.1 million.

While revised delivery schedules for the data card orders, delayed from Q4 2006, will eliminate the remaining backlog during the current quarter, growth across all product sectors contributed to a 49% increase in first quarter shipments.

The first quarter was one of transition as we announced significantly enhanced performance with the availability of 2.0 Mbps HSUPA uploading and 7.2 Mbps HSDPA downloading across our product portfolio.

We have established a strong position in the new market for ExpressCard form-factor devices: our GlobeTrotter EXPRESS 7.2 is shipping to leading operators around the world.

Our operator customers are offering USB wireless modems as flexible and easy-to-install alternatives to DSL in many territories: our GlobeSurfer® ICON is central to many innovative marketing campaigns.

We continue to expand our presence in the market for embedded wireless modules: Sharp in Japan and Fujitsu Siemens Computers are Option's latest customers among manufacturers of laptops and wirelessly connected multimedia devices.

With our continued focus on serving our operator and device manufacturing customers, and the unrivalled breadth and depth of our product portfolio, we remain in a very strong position to capitalise on the growing consumer appeal of wireless broadband connectivity.

Improving visibility of Q2, combined with the first quarter results reported today and a continued strong order book, add to our confidence in our full year revenue guidance of EUR 355 – 375 million for 2007."

Financial Information

Income Statement

Revenues

Revenues of EUR 69.1 million for the first quarter of fiscal year 2007, an increase of 18.5% compared to the revenues of EUR 58.3 million realized in the first quarter of 2006.

Gross Profit

Gross margin in Q1 2007 was 33.6% on revenues and amounted to EUR 23.2 million, compared with gross margin of 38.5% or EUR 22.4 million in Q1 2006. The gross profit increased by 3.5%. Excluding expenses related to the ramp-up of the production capacity, the gross margin would have reached 34.3%.

Operating expenses

The quarterly operating expenses, including depreciation and amortization charges, were EUR 14.9 million for the first quarter of 2007, compared to EUR 14.3 million in the first quarter of 2006.

EBIT

The quarterly EBIT increased to EUR 8.3 million or 12.0% on revenues compared with EUR 8.1 million or 14.0% during the corresponding period in 2006, an increase of 2.2%.

Financial Result

During the first quarter of 2007, Option obtained a positive financial result of EUR 142 thousand. The total exchange rate gains amounted to EUR 142 thousand mainly thanks to USD rates and Option received EUR 236 thousand from risk free investments of the available cash.
A total of EUR 207 thousand financial discounts were given to customers for cash payments and the other financial costs, mainly related to rental agreements, amounted to EUR 29 thousand.

Net Profit

On April 24th, 2006, the company executed a four for one stock split. Applying the transaction retroactively, earnings per share would have been the following:

Net profit for the first quarter of fiscal year 2007 amounted to EUR 8.1 million, or EUR 0.20 per basic share and EUR 0.20 per diluted share. This means an increase of 7,2% compared with a net profit of EUR 7.6 million, or EUR 0.18 per basic share and EUR 0.18 per diluted share during the first quarter 2006.

Balance Sheet

Cash increased from EUR 36.1 million at the end of 2006 to EUR 37.4 million at the end of the first quarter of 2007.

During the first three months of 2007, inventories decreased from EUR 40.6 million to EUR 36.2 million. This decrease is explained by a reduction of the component stock. The level of finished goods at quarter-end remained low, representing 11.2% of total inventory value.

Trade and other receivables increased from EUR 54.2 million at the end of 2006 to EUR 61.9 million at the end of the first quarter of 2007. This increase was mainly related to the trade receivables.

Fixed assets were EUR 45.6 million (net book value) as at March 31st 2007, an increase of EUR 3.5 million compared to the net book value of EUR 42.1 million at the end of the previous fiscal year. During 2007, the total investments in tangible assets, mainly test equipment, amounted to EUR 1.6 million and the Company invested EUR 5.0 million in intangible assets of which 4.5 million for capitalized development projects.

Total current liabilities decreased from EUR 53.1 million at the end of 2006 to EUR 52.5 million at the end of the first quarter of 2007. This decrease is mainly related to the combination of increased trade and other payables (+EUR 1.7 million) and decreased income tax payable (-EUR 2.4 million).

The Company generated a deferred tax liability mainly as a result of the capitalization of the commercial development projects under IFRS. In 2007, this deferred tax liability increased with EUR 13 thousand which was nearly fully related to capitalization of development projects.

On total assets of EUR 184.0 million, the equity amounted to EUR 119.8 million, which results in a solvency ratio of 65.1% at quarter-end compared to 63.2% at year-end 2006.

Cash flow generated from operating activities during the first three months of 2007 amounted to EUR 7.9 million compared to EUR 6.9 million in the corresponding period of the previous year.

- OPTION N.V. -

UNAUDITED FINANCIAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS)

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the 3 month period ended 31 March Thousands EUR (except per share figures)	2007	2006
Revenues	69 102	58 318
Cost of products sold	(45 880)	(35 875)
Gross profit	23 222	22 443
Gross margin/Total revenues %	33.6%	38.5%
Research and development expenses	(5 123)	(4 237)
Sales, marketing and royalties expenses	(6 021)	(7 821)
General and administrative expenses	(3 753)	(2 241)
Total operating expenses	**(14 897)**	**(14 299)**
Profit from operations (EBIT)	**8 325**	**8 144**
EBIT/Total revenues %	12.0%	14.0%
Depreciation and amortization	3 040	2 503
EBITDA	11 365	10 647
EBITDA/Total revenues %	16.4%	18.3%
Exchange gain/(loss)	142	527
Interest income/(expense)	0	(101)
Finance result	**142**	**426**
Profit before taxes	**8 467**	**8 570**
Tax expense	(325)	(974)
Net profit	**8 142**	**7 596**
Weighted average number of ordinary shares	41 249 296	41 249 296
Diluted average number of ordinary shares	41 249 296	41 249 296
Earnings per share (in EUR)[2]	0.20	0.18
Diluted earnings per share (in EUR)	0.20	0.18

[2] On April 24th, 2006, the company executed a four for one stock split. For reporting purpose the transaction was applied retroactively.

- OPTION N.V. -

UNAUDITED CONSOLIDATED BALANCE SHEET

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS)

Thousands EUR For the period ended	31 March 2007	31 December 2006
ASSETS		
Current assets		
Cash and cash equivalents	37 394	36 062
Trade and other receivables	61 857	54 201
Income tax receivable	150	110
Inventories	36 161	40 572
	135 562	**130 945**
Non-current assets		
Property, plant and equipment	12 822	12 099
Intangible assets	32 779	29 998
Deferred tax assets	2 665	3 303
Other receivables	128	144
	48 394	**45 544**
Total assets	**183 956**	**176 489**
EQUITY AND LIABILITIES		
Current liabilities		
Trade and other payables	50 844	49 137
Income tax payable	1 554	3 914
Current portion of long-term debt	55	74
	52 453	**53 125**
Non-current liabilities		
Trade and other payables	11 326	11 326
Non-current portion of long-term debt	148	148
Deferred tax liabilities	269	256
	11 743	**11 730**
Equity		
Issued capital	6 116	6 116
Share premium	43 865	43 865
Reserves	319	335
Retained earnings	69 460	61 318
Shareholders' equity	**119 760**	**111 634**
Total liabilities and shareholders' equity	**183 956**	**176 489**

- OPTION N.V. -

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS)

Thousands EUR For the period ended	31 March 2007	31 March 2006
OPERATING ACTIVITIES		
Net profit (A)	8 142	7 596
Depreciation and amortization	3 040	2 503
Write-offs on inventories	-	145
Write-offs on trade debtors	400	-
Unrealized foreign exchange losses/(gains)	300	(44)
Interest income	(236)	-
Interest expense	28	-
Tax expense	325	974
Total (B)	**3 857**	**3 578**
Cash flow from operating activities before changes in working capital (C)=(A)+(B)	**11 999**	**11 174**
Decrease/(increase) in trade and other receivables	(8 364)	1 777
Decrease/(increase) in inventories	4 411	(3 381)
Increase/(decrease) in trade and other payables	1 707	(2 667)
Total changes in working capital (D)	**(2 246)**	**(4 271)**
Cash generated from operations (E)=(C)+(D)	**9 753**	**6 903**
Interests (paid) (F)	(65)	-
Interests received (G)	230	-
Income tax (paid)/received (H)	(1 986)	14
CASH FLOW FROM OPERATING ACTIVITIES (I)=(E)+(F)+(G)+(H)	**7 932**	**6 917**
INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(1 615)	(345)
Acquisition of intangible assets	(444)	(838)
Development expenditures	(4 514)	(2 839)
CASH FLOW FROM INVESTING ACTIVITIES (J)	**(6 573)**	**(4 022)**
FINANCING ACTIVITIES		
Repayment of borrowings	(18)	-
Payment of finance lease liabilities	-	(131)
CASH FLOW FROM FINANCING ACTIVITIES (K)	**(18)**	**(131)**
Net increase in cash and cash equivalents (I)+(J)+(K)	**1 341**	**2 764**
Cash and cash equivalents at beginning of period	36 062	49 288
Effect of exchange rate fluctuations on cash held	(9)	-
Cash and cash equivalents at end of period	37 394	52 052
Difference	**1 341**	**2 764**

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Thousands EUR For the 3 month period ended 31 March 2007	Shareholders' equity					
	Issued capital	Share premium	Share-based payment reserves	Translation reserves	Retained earnings	Total equity
As per 31 December 2006	**6 116**	**43 865**	**360**	**(25)**	**61 318**	**111 634**
Net profit	-	-	-	-	8 142	8 142
Translation reserves	-	-	-	(16)	-	(16)
As per 31 March 2007	**6 116**	**43 865**	**360**	**(41)**	**69 460**	**119 760**

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. Some of these risk factors were highlighted in the Consolidated and Statutory Report 2006 of the Board of Directors which can be found in the Annual Report 2006 page 51-52. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, Founder & CEO
Frederic Convent, CFO
Gaston Geenslaan 14
B-3001 Leuven, Belgium
TEL: +32 (0) 16/31-74-11
FAX : +32 (0) 16/31-74-90
E-mail: investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI; OTC: OPNVY Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm and an ISO 9002 production engineering and logistics facility in Cork, Ireland and sales & support offices in US, Japan, Hong Kong and Taiwan.

END